Filed Pursuant to Rule 433

Registration No. 333-212571

Fact Sheet | July 13, 2018

Phoenix AutoCallable Notes

Issuer:	Barclays Bank PLC	Hypothetical Payment at MaturityƗ
Tenor:	Approximately 15 months
Reference Asset:	The SPDR S&P Oil & Gas Exploration & Production ETF (Bloomberg ticker: ‘XOP <US Equity>’) (the ‘Fund’)
Barrier Price:	70.00% of the Initial Price, with Knock-In Events observed daily
Coupon Barrier Price:	70.00% of the Initial Price
Contingent Coupon Amount:	[$27.50 – $30.00] per quarter (or [11.00% – 12.00%] per annum), to be determined on the Initial Valuation Date.

Selected Structure Definitions

Automatic Call:

If, on any quarterly Observation Date prior to the Final Valuation Date, beginning with the second Observation Date, the Closing Price of the Fund is greater than or equal to the Initial Price, the notes will be automatically called and you will receive a cash payment per $1,000 principal amount of notes on the related Call Settlement Date equal to $1,000 (plus any Contingent Coupon that may otherwise be due on such date). No further amounts will be payable on the notes after the Call Settlement Date.

Contingent Coupon:

If, on any quarterly Observation Date, the Closing Price of the Fund is greater than or equal to the Coupon Barrier Price, you will receive a Contingent Coupon equal to the Contingent Coupon Amount on the related Contingent Coupon Payment Date. Otherwise, you will not receive a Contingent Coupon on such date.

Knock-In Event:

A Knock-In Event will occur if, on any scheduled trading day from but excluding the Initial Valuation Date to and including the Final Valuation Date, the Closing Price of the Fund is less than the Barrier Price, subject to the limitations described in the accompanying Pricing Supplement.

Payment at Maturity:

If you hold the notes to maturity, and if the notes are not automatically called prior to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes (in addition to any Contingent Coupon that may otherwise be due on such date) equal to:

• If the Final Price is either (a) greater than or equal to the InitialPrice or (b) less than the Initial Price but a Knock-In Event has not occurred, $1000, per $1,000 principal amount note; or

• If (a) the Final Price is less than the Initial Price and (b) a Knock-In Event has occurred, an amount calculated as follows:

$1,000 + ($1,000 x Reference Asset Return)

If the notes are not automatically called prior to maturity, the Final Price is less than the Initial Price, and a Knock-In Event has occurred, you will be fully exposed to the negative performance of the Fund and may lose up to 100% of the principal amount of your notes.

		CUSIP / ISIN:	06746XHX4 / US06746XHX49
		Initial Price:	The Closing Price of the Fund on the Initial Valuation Date
		Final Price:	The Closing Price of the Fund on the Final Valuation Date
		Initial Valuation Date:	July 31, 2018
		Issue Date:	August 3, 2018
		Final Valuation Date:	October 29, 2019
		Maturity Date:	November 1, 2019

All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated July 5, 2018 (the ‘Pricing Supplement’). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. Any payment on the notes, including any Contingent Coupons and any payment upon an Automatic Call or at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and the exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

Fact Sheet | July 13, 2018

Phoenix AutoCallable Notes

Summary Characteristics of the Notes

•     Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 1.00% of the principal amount of the notes, or up to $10.00 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

•     Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $950.00 and $976.60 per note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

•     Potential for Significant Loss—The notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the notes at maturity. You will lose some or all of your principal if the notes are not automatically called, the Final Price is less than the Initial Price and a Knock-In Event has occurred. You may lose up to 100% of your principal amount. Any payment on the notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

•     Potential Return Limited to Contingent Coupons—The positive return you may receive on the notes is limited to the Contingent Coupons, if any, that may be payable during the term of the notes. It is possible that you will not receive any Contingent Coupons during the term of the notes.

•     Potential Early Exit—If the notes are automatically called, you will not receive any additional payments on the notes and you may not be able to reinvest any amounts received in a comparable investment with similar risk and yield.

•     Daily Knock-In—A Knock-In Event will occur if the Closing Price of the Fund is less than the Barrier Price on any scheduled trading day. Please see the Pricing Supplement for more information about Knock-In Events.

Summary Risk Considerations

•    Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any Contingent Coupons and any payment upon an Automatic call or at maturity, under the terms of the notes.

•    U.K. Bail-In Power—Each holder of notes acknowledges, accepts, and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

•    Historical Performance—The historical performance of the Fund is not an indication of the future performance of the Fund over the term of the notes.

•    Conflict of Interest—In connection with our normal business activities and in connection with hedging our obligations under the notes, we and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.

•    Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.

•    Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06746XHX4.pdf

You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.